UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Crexendo, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

226552107
(CUSIP Number)

Steven G. Mihaylo
1615 S. 52nd Street
Tempe, AZ 85281
602-714-8500
--------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 28, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 226552107	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven G. Mihaylo
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(see instructions)(a) ☐(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,506,220 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 10,506,220 (1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,506,220 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.4% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN
(1)
Consists of 547,322 shares held personally, 9,371,182 shares in The Steven G. Mihaylo Trust dated August 19, 1999, as amended, of which Steven G. Mihaylo is the Trustee, 80,000 shares in The Steven Mihaylo and Lois Mihaylo Foundation and 507,716 shares subject to options that are currently exercisable or become exercisable within 60 days following August 31, 2020.
(2)
The percentage used herein is calculated based upon the sum of 15,247,649 shares of common stock outstanding on August 31, 2020 as reported on the Company’s S-1 filing, Registration No. 333-248767 and 507,716 shares subject to options that are currently exercisable or become exercisable within 60 days following August 31, 2020.

CUSIP No. 226552107	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

This Amendment amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 20, 2007 (the “Original Schedule 13D”). The securities to which this statement on Schedule 13D/A (this “Amendment”) relates are Common Shares of Crexendo, Inc. a Nevada Corporation (the “Issuer”), with its principal corporate office at 1615 S. 52nd Street Tempe, AZ 85281. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2.  Identity and Background.

(a) This Statement is being filed by Steven G. Mihaylo, an individual.

(b) The business address of the Reporting Person is 1615 S. 52nd St., Tempe, AZ 85281.

(c) The Reporting Person is the Chief Executive Officer and Chairman of the Board of Directors of the Issuer.

(d) During the last five years, Mr. Mihaylo has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Mihaylo has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Mihaylo is a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

The ownership of shares of Common Stock is hereby amended to include the following transaction:

●
Effective September 28, 2020, Mr. Mihaylo sold 360,000 shares as a selling stockholder in conjunction with an S-1 filing, Registration No. 333-248767 at a price net of underwriters’ commissions of $5.115. 300,000 shares were sold from The Steven G. Mihaylo Trust dated August 19, 1999, as amended, of which Steven G. Mihaylo is the Trustee and 60,000 shares from The Steven Mihaylo and Lois Mihaylo Foundation.

Item 4.  Purpose of Transaction.

The shares were sold as part of continuing estate planning by Mr. Mihaylo.

Item 5.  Interest in Securities of the Issuer.

(a) Consists of 547,322 shares held personally, 9,371,182 shares in The Steven G. Mihaylo Trust dated August 19, 1999, as amended, of which Steven G. Mihaylo is the Trustee, 80,000 shares in The Steven Mihaylo and Lois Mihaylo Foundation and 507,716 shares subject to options that are currently exercisable or become exercisable within 60 days following August 31, 2020.

(b) There is no shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition, of any shares of Ordinary Shares referenced in paragraph 5(a).

(c) Except as reported herein, Mr. Mihaylo has not engaged in any transactions in the Common Stock during the past 60 days.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares covered by this Amendment.

(e) Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person is the Chief Executive Officer and Chairman of the Board of Directors of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

None

CUSIP No. 226552107	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2020	Crexendo, Inc.

	By:	/s/ Steven G. Mihaylo
Steven G. Mihaylo Chief Executive Officer and Chairman of the Board